The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

September 27, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted July 19, 2024 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated August 7, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 5 to Draft Registration Statement on Form F-1 submitted on July 19, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 6 to Registration Statement on Form F-1 (“Amendment No. 6”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Amendment No. 5.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Draft Registration Statement on Form F-1, Submitted July 19, 2024

Description of Share Capital, page 107

1.	We note the amendments made to this section, namely the removal of disclosure describing certain rights and obligations of directors; however, it would appear that some of the deleted rights still appear in the Amended and Restated Memorandum of Association included as Exhibit 3.1. As one example only, on page 108 you have deleted disclosure describing the board’s ability to receive an advance on a call for interest, but clause 29 of the Amended and Restated Memorandum of Association still includes this power. Please revise or advise why this change was made.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the deleted rights and obligations of directors have been restored to Amendment No. 6.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer